June 10, 2013

FOIA CONFIDENTIALITY TREATMENT REQUESTED

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Attn:                    Matthew Crispino, Esq.

Re:                             Luxoft Holding, Inc (CIK: 0001538375)

Correspondence with the Commission re: the proposed price range and share allocation in the Registration Statement on Form F-1 filed on May 22, 2013 (File Number 333-188765).

Dear Mr. Shuman:

On behalf of Luxoft Holding, Inc (the “Company”) in connection with the Company’s Registration Statement on Form F-1 (File No. 333-188765) (as amended, the “Registration Statement”) for the proposed initial public offering of its ordinary shares (the “IPO”), we respectfully submit this letter in connection with the estimated offering price range and the number of shares to be sold in the IPO. On behalf of the Company, for your review in advance of the distribution of preliminary prospectuses, we are submitting supplementally with this letter pages of the prospectus containing the information relating to the estimated offering price range and the number of shares to be sold in the IPO. The Company will include the foregoing information in an amendment to Registration Statement to be filed before the distribution of preliminary prospectuses.

In addition, in connection with the initial comment letter dated April 22, 2013 (the “Initial Comment Letter”) received by the Company, the Company undertook to respond to comments 18 and 19 prior to distribution of a preliminary prospectus. The Company’s responses to those comments are set forth immediately below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Initial Comment Letter.

Comments Previously Received

Critical Accounting Policies

Fair value of ordinary shares, page 80

18.                               Once your estimated IPO price is known and included in your registration statement, please update the tabular presentation to reflect the most recent valuation, including what consideration has been given to the valuation of the Class A shares to be offered in this transaction. We may have further comment.

Response:

In response to Staff’s comment, the Company has updated the tabular presentation on page 79 to reflect the most recent valuation, and specify the consideration given to the valuation of the Class A shares at midpoint of the estimated IPO price range.

19.                               Further, when your price range is available, reconcile and explain the difference between the fair value Class A stock as of the most recent valuation date and the midpoint of your IPO offering price range for your Class A stock.

Response:

In response to the Staff’s comment, the Company has provided on page 79 an explanation for the difference in the fair value of Class A shares as of the most recent valuation date (in March 2013, in connection with the FOSS transaction), and the midpoint of the IPO offering range for its Class A shares.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 7, 2013

Preliminary Prospectus

[***]

Luxoft Holding, Inc.

Class A Ordinary Shares

This is an initial public offering of Class A ordinary shares of Luxoft Holding, Inc. We are offering [***] of the shares to be sold in the offering. The selling shareholder identified in this prospectus is offering an additional [***] shares.

Following this offering, we will be authorized to issue two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares will be identical, including dividend and liquidation rights, except with respect to voting and conversion. Each Class A ordinary share will be entitled to one vote per share. Each Class B ordinary share will be entitled to 10 votes per share and will be convertible at any time into one Class A ordinary share. Outstanding Class B ordinary shares will represent approximately [***] of the voting power of our outstanding shares immediately following this offering.

We will not receive any of the proceeds from the sale of the shares being offered by the selling shareholder. Prior to this offering, there has been no public market for our Class A ordinary shares. The estimated initial public offering price is between [***] and [***] per share.

We have applied to list our Class A ordinary shares on the New York Stock Exchange (‘‘NYSE’’) under the symbol ‘‘LXFT’’.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholder, before expenses	$	$

(1)            See ‘‘Underwriting’’ for a description of the compensation payable to the underwriters.

We and the selling shareholder have granted the underwriters an over-allotment option for a period of 30 days to purchase up to [***] and [***] additional Class A ordinary shares, respectively, at the initial public offering price, less underwriting discounts and commissions.

We are a ‘‘controlled company’’ under the corporate governance rules for NYSE-listed companies. We are an ‘‘emerging growth company’’ as defined under Section 2(a) of the Securities Act of 1933.

Investing in our Class A ordinary shares involves a high degree of risk. See ‘‘Risk Factors’’ beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the British Virgin Islands.

The underwriters expect to deliver the Class A ordinary shares to purchasers on or about             , 2013.

UBS Investment Bank	Credit Suisse	J.P. Morgan

VTB Capital		Cowen and Company

The date of this prospectus is          , 2013.

completion of this offering, IBS Group will beneficially own [***] of our outstanding Class B ordinary shares and will have control over [***] of our voting power.

Potential separation from IBS Group

IBS Group has advised us that it may consider divesting all or a portion of its ownership interest in us through an exchange offer or other form of distribution. IBS Group has advised us that it has not made an affirmative decision to pursue any such transactions and the timing of any such transactions is undetermined, however, no such transaction will be consummated during the 365-day period following the date of this prospectus. There are many factors that could affect IBS Group’s decision to pursue such a transaction, and it may never pursue such a transaction at all.

Our status as a controlled company

We are a “controlled company” within the meaning of the corporate governance rules of the NYSE. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. See “Risk Factors—The significant share ownership position of IBS Group will limit your ability to influence corporate matters.”

Implications of being an emerging growth company

As a company with less than $1.0 billion in annual gross revenues during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. Furthermore, we are not required to present selected financial information or any management’s discussion herein for any period prior to the earliest audited period presented in connection with this prospectus. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-”emerging growth companies.” See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical accounting policies.”

We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. If we choose to take advantage of any of these reduced reporting burdens, the information that we provide shareholders may be different than you might get from other public companies.

THE OFFERING

Class A ordinary shares offered by us	[***] shares (or [***] shares if the underwriters exercise their over-allotment option in full).

Class A ordinary shares offered by the selling shareholder	[***] shares (or [***] shares if the underwriters exercise their over-allotment option in full).

Class A ordinary shares outstanding after this offering	[***] shares (or [***] shares if the underwriters exercise their over-allotment option in full).

Class B ordinary shares outstanding after this offering	[***] shares (or [***] shares if the underwriters exercise their over-allotment option in full).

Total Class A and B ordinary shares to be outstanding after this offering	[***] shares.

Voting and conversion rights

Following this offering, we will be authorized to issue two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A and Class B ordinary shares are identical including dividend and liquidation rights, except with respect to voting and conversion. The holders of Class A ordinary shares are entitled to one vote per share, and the holders of Class B ordinary shares are entitled to 10 votes per share, on all matters that are subject to a shareholder vote. Each Class B ordinary share may be converted into one Class A ordinary share at any time at the election of the holder thereof, and will be automatically converted into one Class A ordinary share upon the earlier of (i) the date specified by a vote of the holders of two thirds (2/3) or more of the outstanding Class B ordinary shares, (ii) the death or disability of a holder of Class B ordinary shares, (iii) a change of control transaction (as described in our Amended Memorandum and Articles of Association) with respect to a holder of Class B ordinary shares, (iv) transfer thereof except for certain transfers described in our Amended Memorandum and Articles of Association, including, without limitation, transfers to certain affiliates and for tax and estate planning purposes, (v) the trading day immediately after the earliest date on which the number of outstanding Class B ordinary shares represents less than 10% of the aggregate combined number of outstanding Class A ordinary shares and Class B ordinary shares, or (vi) on the seventh anniversary of the adoption of our Amended Memorandum and Articles of Association. See “Description of Authorized Shares” for additional information.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting the underwriting discount and estimated offering expenses, will be approximately [***] million (or approximately [***] million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at [***] per Class A ordinary share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

We intend to use the net proceeds for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares offered by the selling shareholder.

Dividend policy	We do not currently intend to pay dividends on our ordinary shares for the foreseeable future following this offering. See “Dividend Policy.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A ordinary shares.

Proposed symbol	“LXFT”

The number of Class A and Class B ordinary shares to be outstanding after this offering is based on 3,120,675 Class A ordinary shares and 27,472,405 Class B ordinary shares outstanding as of June 1, 2013, and excludes 437,192 Class A ordinary shares reserved for issuance in connection with the vesting of options granted pursuant to our stock option plan and 110,348 Class A ordinary shares reserved for issuance under our stock option plan, in each case giving effect to the reclassification of our ordinary shares as described below. See “Management—Stock option plan.”

Unless otherwise indicated, all information in this prospectus:

•       assumes an initial public offering price of [***] per share, the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus;

•       assumes the reclassification in connection with this offering of our ordinary shares into 27,472,405 Class B ordinary shares and 3,120,675 Class A ordinary shares;

•       assumes no exercise of the underwriters’ option to purchase up to an additional [***] Class A ordinary shares from us and [***] Class A ordinary shares from the selling shareholder to cover over-allotments, if any; and

•       gives effect to a 28-for-1 share split effected on June 7, 2013.

	As of March 31, 2013
	Actual	Pro forma(2)
		(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,499	$ [***]
Work-in-progress	3,478	[***]
Working capital(3)	46,662	[***]
Total assets	155,222	[***]
Total borrowings(4)	16,765	[***]
Total liabilities	59,927	[***]
Total equity	$95,295	$ [***]

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Supplemental financial metrics:
Adjusted net income(5)	$27,860	$38,354	$42,997

(1)         See Note 17 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)         Pro forma to give effect to the completion of this offering and the reclassification of all of our ordinary shares into Class A and Class B ordinary shares, and to further give effect to the $30.5 million dividend declared on April 30, 2013.

(3)         Working capital is defined as total current assets minus total current liabilities.

(4)         Includes short term and long term borrowings, loans from related parties and capital lease obligations.

(5)         Adjusted net income is a non-GAAP measure and is net income from continuing operations before share-based compensation. We present adjusted net income as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Adjusted net income should not be considered in isolation or as a substitute for operating income or other statement of comprehensive income items prepared in accordance with US GAAP as a measure of our performance. We use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of share-based compensation expense, which is a non-cash item. In addition, adjusted net income, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of adjusted net income to net income from continuing operations is set forth in the table below.

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Reconciliation of adjusted net income:
Income from continuing operations	$26,547	$36,108	$37,537
Share-based compensation	1,313	2,246	5,460
Adjusted net income	$27,860	$38,354	$42,997

Risks related to our Class A ordinary shares and this offering

The price of our Class A ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

The initial public offering price for our Class A ordinary shares will be determined through negotiations with the underwriters. This initial public offering price may vary from the market price of our Class A ordinary shares after the offering. Some of the factors that may cause the market price of our Class A ordinary shares to fluctuate include:

• fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

• changes in estimates of our financial results or recommendations by securities analysts;

• failure to develop or deliver our services as expected;

• changes in market valuations of similar companies;

• successes by our competitors;

• changes in our capital structure, such as future issuances of securities or the incurrence of debt;

• sales of large blocks of our Class A ordinary shares;

• announcements by us or our competitors of significant services, contracts, acquisitions or strategic alliances;

• regulatory developments in Russia, Ukraine, Romania or elsewhere;

• litigation involving our company, our general industry or both;

• additions or departures of key personnel;

• investors’ general perception of us, including any perception of misuse of sensitive information;

• changes in general economic, industry and market conditions;

• our ability to forecast revenue and control our costs; and

• changes in regulatory and other dynamics.

In addition, if the market for shares in our industry, or the stock market in general, experiences price and volume fluctuation or a loss of investor confidence, the trading price of our Class A ordinary shares could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our share price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders who held our shares prior to this offering, including one of our directors and our chief executive officer, and limiting your ability to influence corporate matters.

Each of our Class B ordinary shares has 10 votes per share, and each of our Class A ordinary shares, which is the class of shares we are offering, has one vote per share. Shareholders who hold Class B ordinary shares will together beneficially own shares representing approximately [***] of the voting power of our outstanding shares following this offering. Consequently, the holders of Class B ordinary shares collectively will continue to be able to control all matters submitted to our shareholders for approval even if their share ownership were to decrease to less than 50% of the outstanding ordinary shares. This concentrated control will limit your ability to influence corporate matters for the foreseeable future, and, as a result, the market price of our Class A ordinary shares could be adversely affected.

Future transfers by holders of Class B ordinary shares will generally result in those shares converting to Class A ordinary shares, which will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term.

The significant share ownership position of IBS Group will limit your ability to influence corporate matters.

Following the completion of this offering, IBS Group will beneficially own [***] of our ordinary shares and control [***] of our voting power. If the underwriters exercise their over-allotment option in full, these percentages will decrease to [***] and [***], respectively. As a result of this concentration of share ownership, IBS Group will have sufficient voting power to effectively control all matters submitted to our shareholders for approval. These matters include:

•                  the composition of our board of directors;

•                  approving or rejecting a legal merger, demerger or other business combination; and

•                  amending our amended and restated memorandum of association and articles of association (“Amended Memorandum and Articles of Association”), which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. The interests of IBS Group may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect our share price.

An active trading market for our Class A ordinary shares may not develop, and you may not be able to sell your ordinary shares at or above the initial public offering price.

Prior to this offering, there has been no public market for our Class A ordinary shares. An active trading market for our ordinary shares may never develop or be sustained following this offering. As a result, you may not be able to sell your Class A ordinary shares at or above the initial public offering price or at any other price or at the time that you would like to sell.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our Class A ordinary shares, the price of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our Class A ordinary shares could decline if one or more securities analysts downgrade our Class A ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We currently intend to take advantage of NYSE’s “controlled company” exemption from certain corporate governance requirements to a limited extent, and therefore, our shareholders will not have the same protections afforded to shareholders of companies that are subject to such requirements.

As a result of the number of shares beneficially owned by IBS Group, after the completion of this offering, we will be eligible to take advantage of the “controlled company” exemption under NYSE’s corporate governance rules. A “controlled company” is a company of which more than 50% of the voting power is held by an individual or group of shareholders. Pursuant to the “controlled company” exemption, a company is not required to comply with the requirements of having a nominating and the former USSR. However, while Ukraine does have such treaties in place with several EU countries, it is not a party to mutual legal assistance treaties in civil matters with the U.S., Canada, the UK, Germany and France. As a result, there are no international treaties that could be relied upon to enforce in Ukraine a civil judgment rendered in those countries. In the absence of an international treaty providing for enforcement of judgments, the courts of Ukraine may only recognize or enforce a foreign court judgment on the basis of the principle of reciprocity, which, unless proven otherwise, is deemed to exist in relations between Ukraine and the country where the judgment was rendered. At the same time, the principle of reciprocity is a relatively new and undeveloped concept in Ukrainian legislation, and there is no official interpretation or established court practice on the application of the principle of reciprocity. Therefore, it is possible that a U.S. or other foreign court judgment issued in a country, which has no mutual legal assistance treaty with Ukraine, could be refused recognition and/or enforcement in Ukraine, and the parties would have to re-litigate the dispute in Ukrainian courts. In addition, the lack of practice and varying approaches towards recognition and enforcement in Ukraine of foreign court judgments potentially make such recognition and enforcement problematic, if at all possible. In Romania, foreign civil and commercial judgments issued by courts of a non-EU member state may be recognized and enforced only if certain conditions are met, including, for example, the existence of a bilateral instrument or agreement providing for the mutual recognition of the legal effects of civil judgments. No such agreement or instrument is currently in place between Romania and the U.S. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court. See “Enforceability of Civil Liabilities.”

The market price of our Class A ordinary shares could be negatively affected by future sales of our Class A ordinary shares.

After this offering, there will be [***] of our Class A ordinary shares outstanding. Sales by our shareholders or us of a substantial number of our Class A ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All of the Class A ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the U.S. Securities Act of 1933. Following completion of this offering, approximately [***] of our outstanding Class A and Class B ordinary shares (or [***] if the underwriters exercise their over-allotment option in full) will be considered restricted shares and will be held by our affiliates. Such securities can be resold into the public markets in the future in accordance with the requirements of Rule 144, including volume limitations, manner of sale requirements and notice requirements. See “Shares Eligible for Future Sale.”

We, our executive officers, directors, the selling shareholder and certain other shareholders and optionholders have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for Class A ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A ordinary shares, or cause a registration statement covering any Class A ordinary shares to be filed except for the Class A ordinary shares offered in this offering, without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements.

We do not intend to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our Class A ordinary shares to provide dividend income. Although we have declared and paid dividends in prior years, and have declared a dividend for the year ended March 31, 2013, we do not intend to declare or pay any further dividends to holders of our Class A ordinary shares for the foreseeable future following this offering, and any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our Class A ordinary shares. Accordingly, investors must rely on sales of their Class A ordinary shares after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our Class A ordinary shares.

In addition, our ability to pay dividends is dependent upon the earnings of our subsidiaries and their distribution of funds to us, primarily in the form of dividends. The ability of our subsidiaries to make distributions may be subject to statutory restrictions and retained earnings criteria, and is contingent upon the cash flow and earnings of those subsidiaries. For example, Russian law prohibits declaration and payment of dividends by a Russian company if such company’s net assets’ value is lower than its charter capital or will become lower than its charter capital as a result of declaration or distribution of dividends. These restrictions could reduce the amount of distributions that we receive from our subsidiaries which, in turn, would restrict our ability to pay dividends. According to Romanian law, if the company’s net assets are less than its subscribed shares, the shares should be adjusted accordingly before any distribution of dividends can be declared.

Because the initial public offering price of our Class A ordinary shares will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A and Class B ordinary shares following this offering, you will incur immediate and substantial dilution as a result of this offering.

If you purchase Class A ordinary shares in this offering, you will pay more for your shares than the amounts paid by an existing shareholder for its Class B ordinary shares. As a result, you will incur an immediate and substantial dilution of net tangible book value of [***] per Class A ordinary share, representing the difference between the assumed initial public offering price of [***] per Class A ordinary share (the mid-point of the range set forth on the cover page of this prospectus), and our pro forma net tangible book value per share after giving effect to this offering. See “Dilution.”

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our Amended Memorandum and Articles of Association contains a number of provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

•                  a dual class ordinary share structure for seven years following the completion of this offering;

•                  our board of directors’ ability to issue, from time to time, one or more classes of preferred shares and, with respect to each such class, to fix the terms thereof by resolution;

•                  restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

•                  elimination of the ability of shareholders to act by written consent;

•                  the requirement of the affirmative vote of two-thirds or more of the shares entitled to vote to amend certain provisions of our Amended Memorandum and Articles of Association;

•                  a requirement of the affirmative vote of two-thirds or more of the shares entitled to vote on special matters such as mergers or acquisitions; and

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately [***] million (or approximately [***] million if the underwriters exercise their over-allotment option in full), assuming the shares are offered at [***] per share, the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

We will not receive any proceeds from the sale of shares by the selling shareholder, including if the underwriters exercise their overallotment option.

We intend to use the net proceeds for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares by the selling shareholder. The primary purposes of this offering are to create a U.S. public market for our Class A ordinary shares, increase the profile and prestige of our company with existing and possible future customers, vendors and strategic partners, make our ordinary shares more valuable and attractive to our employees and potential employees for compensation purposes, raise additional capital and allow potential future access to the U.S. public markets should we need more capital in the future.

A $1.00 increase (decrease) in the assumed initial public offering price of [***] per share would increase (decrease) the net proceeds to us from this offering by approximately [***] million, assuming the number of Class A ordinary shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 500,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately [***] million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2013, as follows:

•                  on an actual basis;

•                  on a pro forma basis to give effect to the completion of this offering and the reclassification of all of our ordinary shares into Class A and Class B ordinary shares, and to give further effect to the $30.5 million dividend declared on April 30, 2013.

You should read this information in conjunction with our consolidated financial statements and the related notes appearing elsewhere in this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other financial information contained in this prospectus. See “Use of Proceeds.”

	As of March 31, 2013
	Actual	Pro forma
	(unaudited) (in thousands)

Cash and cash equivalents	$4,499	$ [***]
Indebtedness:
Short-term debt including current portion of long-term debt	16,759	[***]
Long-term debt	6	[***]
Total indebtedness	16,765	[***]
Shareholder’s Equity:
Ordinary shares no par value, 36,400,000 shares authorized, 30,593,080 shares issued and outstanding, actual; 80,000,000 shares authorized, [***] shares issued and outstanding, pro forma	—	—
Class A ordinary shares no par value, no shares authorized, no shares issued and outstanding, actual; 50,000,000 shares authorized, [***] shares issued and outstanding, pro forma	—
Class B ordinary shares no par value, no shares authorized, shares issued and outstanding, actual; 30,000,000 shares authorized, [***] shares issued and outstanding, pro forma	—
Additional paid-in capital	50,936	[***]
Retained earnings	46,720	[***]
Accumulated other comprehensive loss	(2,393)	[***]
Total shareholders’ equity attributable to the Group	95,263	[***]
Non-controlling interest	32	[***]
Total equity	95,295	[***]
Total capitalization	$112,060	$ [***]

DILUTION

If you invest in our Class A ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of March 31, 2013 was $61.6 million. Net tangible book value per share represents our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding as of March 31, 2013.

After giving effect to the sale of ordinary shares that we are offering at an assumed initial public offering price of [***] per ordinary share (the mid-point of the initial public offering price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of March 31, 2013 would have been approximately [***] per ordinary share. This amount represents an immediate increase in net tangible book value of [***] per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of approximately [***] per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution:

Assumed initial public offering price per share		$	[***]
Net tangible book value per share as of March 31, 2013	$2.01
Increase per share attributable to this offering .	[***]
Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$	[***]
[***]

A $1.00 increase (decrease) in the assumed initial public offering price of [***] per ordinary share, would increase (decrease) our pro forma consolidated net tangible book value after this offering by [***] and the dilution per share to new investors by [***], in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full in this offering, the pro forma net tangible book value after the offering would be [***] per share, the increase in net tangible book value per share or our ordinary shares to existing shareholders would be [***] and the dilution per ordinary share to new investors would be [***] per share.

The following table summarizes, as of March 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing shareholders and new investors paid. The calculation below is based on an assumed initial public offering price of [***] per ordinary share before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per
	Number	Percent	Amount	Percent	share
Existing shareholders	$—	[***]	$—	[***]	$—
New investors	[***]	[***]	[***]	[***]	[***]
Total	$ [***]	[***]	$ [***]	[***]

The foregoing tables and calculations exclude 110,348 ordinary shares reserved for issuance under our equity incentive plans. To the extent that additional shares are issued under our equity incentive plans, there will be further dilution to new investors. To the extent that all of such shares had been issued as of March 31, 2013, the pro forma net tangible book value per share after this offering would be [***], and total dilution per share to new investors would be [***].

If the underwriters exercise their over-allotment option in full:

•                  the percentage of Class B ordinary shares held by existing shareholders will decrease to [***], or approximately [***] of the total number of our Class A and Class B ordinary shares outstanding after this offering; and

•                  the number of Class A ordinary shares held by new investors will increase to [***], or approximately [***] of the total number of our Class A and Class B ordinary shares outstanding after this offering.

	As of March 31, 2013
	Actual	Pro forma(2)
		(unaudited)
	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$4,499	$ [***]
Work-in-progress	3,478	[***]
Working capital(3)	46,662	[***]
Total assets	155,222	[***]
Total borrowings(4)	16,765	[***]
Total liabilities	59,927	[***]
Total equity	$95,295	$ [***]

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Supplemental financial metrics:
Adjusted net income(5)	$27,860	$38,354	$42,997

(1)	See Note 17 to our annual consolidated financial statements included elsewhere in this prospectus for an explanation of the number of shares used in calculating basic and diluted earnings per share.

(2)

Pro forma to give effect to the completion of this offering and the reclassification of all of our ordinary shares into Class A and Class B ordinary shares, and to further give effect to the $30.5 million dividend declared on April 30, 2013.

(3)	Working capital is defined as total current assets minus total current liabilities.

(4)	Includes short term and long term borrowings, loans from related parties and capital lease obligations.

(5)

Adjusted net income is a non-GAAP measure and is net income from continuing operations before share-based compensation. We present adjusted net income as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company. Adjusted net income should not be considered in isolation or as a substitute for operating income or other statement of comprehensive income items prepared in accordance with US GAAP as a measure of our performance. We use adjusted net income as a measure of operating performance because it assists us in comparing performance on a consistent basis, as it removes from our operating results the impact of share-based compensation expense, which is a non-cash item. In addition, adjusted net income, as presented in this prospectus, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. A reconciliation of adjusted net income to net income from continuing operations is set forth in the table below.

	Year ended March 31,
	2011	2012	2013
	(in thousands)
Reconciliation of adjusted net income:
Income from continuing operations	$26,547	$36,108	$37,537
Share-based compensation	1,313	2,246	5,460
Adjusted net income	$27,860	$38,354	$42,997

risk-free interest rates, over the expected term of the option. Therefore, the fair value of our share- based grants is most sensitive to the following inputs:

• fair value of our ordinary shares. See “—Fair value of ordinary shares”.

• risk-free interest rate;

• expected dividend yield; and

• expected term of the options.

We base the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on the 20-year US treasury bills.

In the past, we have declared and paid dividends, including with respect to the years ended March 31, 2011, 2012 and 2013. Subsequent to the completion of this offering, we do not plan to pay cash dividends on any of our shares in the foreseeable future. Any future determination regarding the reservation of part of the profits and distributions to shareholders will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Since our practice of paying dividends was different in the past, we used an expected dividend yield of 3.4% and 1.9% applicable to our grants on March 25, 2010 and December 15, 2011, respectively, which we believe was a reasonable expectation at the time of grant.

The expected life of an option usually represents the weighted-average period during which our option awards are expected to be outstanding. We have no experience or history to be able to determine the expected life over which our option awards will be held before exercise. However, we believe it is reasonable to assume exercise or issuance upon vesting, since the exercise price is nil.

If any of the assumptions used in the valuation model changes significantly, share-based compensation for future awards may differ materially compared to awards previously granted.

We estimate forfeitures at the time of a grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. We have no past history of option forfeitures, but the retention rate amongst our key employees and management has historically been high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of nil. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be materially lower than what has been recorded.

Fair value of ordinary shares

Being a private company with no quoted market prices for our ordinary shares, we needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times:

				Discount
		Fair Value		for Lack of
Date	Class of Stock	(per share)	Purpose of Valuation	Marketability
March 25, 2010	Ordinary shares	$4.57	Stock option grant	44.0%
December 15, 2011	Ordinary shares	$15.25	Stock option grant	27.5%
March 20, 2013	Ordinary shares	$18.82	Business combination	15.0%
[***], 2013	Ordinary shares	$ [***]	Midpoint of estimated range	N/A

The above valuation was supported by the sale in May 2009 of 10% of our issued shares to an unrelated party at a price of approximately $3.57 per share, for a total deal size of $10.0 million. The difference between the valuation of the May 2009 transaction and valuation of the March 2010 options awards can be attributed to our positive financial results for the year ended March 31, 2010, as factored into the discounted cash flow model used for the March 2010 option grant valuation.

December 2011 option awards.  In December 2011, we granted options to purchase an aggregate of 585,032 ordinary shares, or approximately 1.9%, of our then-outstanding ordinary shares. For the December 2011 grants we used a combination of the income approach/discounted cash flow method and the market approach. In the DCF model, we used a discount rate (WACC) of 15%. Because our company’s shares are not publicly traded and the underlying shares represent a minority interest, the valuation analysis performed for the December 2011 option awards employed a discount for lack of marketability and minority discount, together totaling 27.5%.

March 20, 2013 business combination.  On March 20, 2013, we acquired customer contracts and certain employees of FOSS. This transaction was considered a business combination for accounting purposes. As part of this business combination, we recorded a $0.5 million contingent consideration payable in 28,588 our ordinary shares. This contingent consideration was estimated assuming a price per share of $18.82 per share. Considering the relative insignificance of the above amount to our consolidated financial statements, we used only the income approach/discounted cash flow method for this valuation. In the DCF model, we used a discount rate (WACC) of 14%. Because our shares are not publicly traded and the underlying shares represent a minority interest, the valuation analysis performed for this contingent consideration employed a discount for lack of marketability and minority discount, together totaling 15%.

In [***] 2013, we determined, after consultation with the underwriters, that our anticipated initial offering price range $[***] to $ [***] per share. We based this determination a multiple based on the forward adjusted net revenue of comparable companies.

The midpoint of our offering range is $ [***] per share. The March 2013 valuation of $18.82 per share, which was used for the purpose of determining the contingent consideration payable for the acquisition of FOSS, was calculated based on a DCF method, which our management determined was most appropriate under the circumstances and consistent with the Company’s historical practice. By contrast, the price range for the offering was determined primarily on the basis of a comparison of a multiple based on the forward adjusted net revenue of comparable companies, which is more consistent with public company valuation and valuations in the our sector.

The discounted cash flow model used to estimate the fair value of our shares is highly sensitive to growth rates, with the principal drivers being the dynamics of the offshore IT services market, our market share and our ability to attract and retain qualified IT personnel. Additionally, the guideline public company method is highly sensitive to the choice of guideline companies and changes in market multiples of those guideline companies, as well as our company’s relative performance in comparison with selected peers. Changes in these assumptions and drivers resulted in the estimated fair value of our shares increasing from $4.57 per share as of March 25, 2010 to $18.82 per share as of March 20, 2013, as detailed below:

•  The March 2010 valuation was significantly affected by the downturn of the global and Russian IT markets;

•  Multiples for public transactions with comparable companies increased in December 2011 compared to March 2010;

•  Forecasts for 2012 and future years materially changed between the March 2010 and December 2011 valuations. In particular, the recovery of the market resulting from increased expectations of IT spending and the growth rate in our revenues, earnings before income tax and free cash flow continued to outperform our internal forecasts as well as the market expectations for growth of revenues; and

•  Indirectly, our December 2011 valuation was confirmed by a transaction in June 2012, which involved the sale of 2,800,000 shares between unrelated shareholders and was valued at $55.0 million, or $19.64 per share. We understand that the increase in valuation in this transaction was driven by the recent IPO of our competitor, EPAM Systems Inc., indicating higher multiples for comparable companies, and by our own IPO plans.

•  The March 2013 valuation of $18.82 per share used for the purpose of determining the $0.5 million contingent consideration payable for the acquisition of FOSS was insignificantly (4.2%) lower than the above transaction, which is within the range of acceptable values and is

Corporate governance practices

After the completion of this offering, we will be a “controlled company” under the corporate governance rules of the NYSE. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. We will be a controlled company on the basis of IBS Group having [***] of our voting power immediately following this offering.

Pursuant to the “controlled company” exemption, we will not be required to have a nominating and corporate governance committee and a compensation committee, each of which is composed entirely of independent directors, has a written charter addressing the committee’s purpose and responsibilities, and is subject to an annual performance evaluation. In the event that we cease to be a controlled company, we may elect to comply with these provisions within the transition periods specified in the corporate governance rules, or we may avail ourselves of the exemption from corporate governance rules afforded to foreign private issuers, as discussed below.

The “controlled company” exemption does not modify the independence requirements for our audit committee. See “—Audit committee.” In addition, we will not be required to make a formal determination regarding the independence of our directors under NYSE’s corporate governance rules although we have determined that Mr. Pickering is independent under NYSE corporate governance rules.

As a foreign private issuer, we have elected to apply the corporate governance rules of the NYSE with the exception of maintaining an internal audit function, even though, as a foreign private issuer, we are permitted to follow the corporate governance practices of our home country, the British Virgin Islands, instead of these requirements. Nevertheless, we may in the future follow home country corporate governance practices instead of some or all of the NYSE’s requirements, including in the event we are no longer eligible for the “controlled company” exemption. A foreign private issuer that elects to follow a home country practice instead of the NYSE’s requirements must submit to the NYSE in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. Certain NYSE corporate governance requirements are not reflected in the BVI Act or other British Virgin Islands law, such as the requirements to obtain shareholder approval for certain dilutive issuances of shares, including the sale of our Class A ordinary shares in below market private placement transactions if greater than 20% of our pre-transaction issued and outstanding shares are sold, or are subject to different approval requirements, such as in connection with the establishment or amendment of equity compensation plans. Moreover, the BVI Act does not require the implementation of a nominating committee or establishment of a formal director nomination process, the formation of an audit committee or if such a committee is formed that it have any specific composition, that a board of directors consist of a majority of independent directors or that independent directors be involved in the determination of executive compensation. See “Management—Corporate governance practices.” Accordingly, our shareholders may not be afforded the same protection as provided under NYSE corporate governance rules.

Furthermore, as a foreign private issuer, we will be exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of the date of this prospectus and after this offering by:

• each person or group of affiliated persons that, to our knowledge, beneficially owns 5% or more of our ordinary shares;

• each of our directors, director nominees and executive officers individually; and

• all of our directors, director nominees and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of June 1, 2013, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on the 30,593,080 ordinary shares outstanding as of June 1, 2013, and the percentage of shares beneficially owned after the offering assumes [***] ordinary shares outstanding upon the completion of this offering (which assumes that the underwriters will not exercise their option to purchase additional shares with respect to the offering). This table gives effect to the reclassification of all of our ordinary shares into 3,120,675 Class A ordinary shares and 27,472,405 Class B ordinary shares.

As of March 31, 2013, we had four holders of record of our ordinary shares in the U.S. Together, giving effect to the reclassification that will occur upon the consummation of this offering, these holders own [***] of our Class A ordinary shares in the aggregate, and none of our Class B ordinary shares, which represents [***] of our total voting power.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Our Class A ordinary shares have one vote per share. Our class B ordinary shares have 10 votes per share. See “Description of Authorized Shares—Voting rights.” Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws. We have set forth below information regarding any significant change in the percentage ownership of our shares by any of our major shareholders during the past three years. Unless otherwise noted below, each shareholder’s address is c/o Luxoft Holding, Inc, Akara Bldg., 24 De Castro Street, Wickhams Cay 1, PO Box 3136, Road Town, Tortola, BVI.

For a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years, see “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned						Shares Beneficially Owned
	Before this Offering						After this Offering
					% of	Number					% of
					Total	of Shares					Total
	Class A		Class B		Voting	Being	Class A		Class B		Voting
Name of Beneficial Owner	Shares	%	Shares	%	Power†	Sold	Shares	%	Shares	%	Power†
5% Shareholders and Selling Shareholders:
IBS Group Holding Limited(1)	2,512,291	80.5	23,153,965	84.3	84.2	[***]	[***]	[***]	[***]	[***]	[***]
Luxoft SOP S.A.(2)	466,256	14.9	—	0.0	*		[***]	[***]	[***]	[***]	[***]
Rus Lux Limited(3)	—	0.0	2,800,000	10.2	10.1		[***]	[***]	[***]	[***]	[***]
Executive Officers, Directors and Director Nominees
Anatoly Karachinskiy	2,512,291	80.5	23,153,965	84.3	84.2		[***]	[***]	[***]	[***]	[***]
Przemyslaw Berendt(4)	7,644	*	—	0.0	*		[***]	[***]	[***]	[***]	[***]
Stephen Eppleston(4)	—	0.0	—	0.0	0.0		[***]	[***]	[***]	[***]	[***]
Mikhail Friedland	303,688	9.7	—	0.0	*		[***]	[***]	[***]	[***]	[***]
Glen Granovsky	12,852	*	—	0.0	*		[***]	[***]	[***]	[***]	[***]
Yevgeny Senderov	—	0.0	—	0.0	0.0		[***]	[***]	[***]	[***]	[***]
Vadim Iasenik	48,076	1.5	—	0.0	*		[***]	[***]	[***]	[***]	[***]
Dmitry Loshchinin	—	0.0	1,518,440	5.5	5.5		[***]	[***]	[***]	[***]	[***]
Brian Monk(4)	—	0.0	—	0.0	0.0		[***]	[***]	[***]	[***]	[***]
Roman Trachtenberg	48,132	1.5	—	0.0	*		[***]	[***]	[***]	[***]	[***]
Roman Yakushkin(4)	106,316	3.4	—	0.0	*		[***]	[***]	[***]	[***]	[***]
All executive officers and directors as a group (11 persons)	3,031,355	97.1	24,672,405	89.8	89.9		[***]	[***]	[***]	[***]	[***]

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)

Includes 466,256 shares held directly by Luxoft SOP Company S.A., which is an indirect wholly owned subsidiary of IBS Group. See “Management—Compensation—Stock option plan.” Mr. Anatoly Karachinskiy, the President and Chairman of the Advisory Board of IBS Group, owns 100% of BXA Investments Ltd., which owns 8,346,000 shares, or 37.7%, of IBS Group. Mr. Karachinskiy also owns 1,242,084 global depositary receipts each representing one share of IBS Group, or approximately 5.6% of IBS Group, deposited at The Bank of New York Mellon. Croyton Limited, which holds 4,472,078 shares, or 20.2%, of IBS Group, is the trustee for the IBS Group founders trust. Beneficiaries of this trust are, among others, Mr. Karachinskiy and Mr. Sergey Matsotskiy. Mr. Karachinskiy has voting and investment power with respect to the shares IBS Group beneficially owns and, therefore, may be deemed to have beneficial ownership of such shares. The address for IBS Group is Kissack Court, 29 Parliament Street, IMS 1JA, Ramsey, Isle of Man.

(2)	Luxoft SOP S.A. is an indirect wholly owned of IBS Group. See “Management—Compensation—Stock Option Plan.”

(3)

Rus Lux Limited is a subsidiary of VTB Capital plc. The ordinary shares held by Rus Lux Limited were acquired in the ordinary course of its business and not for resale or distribution. VTB Capital plc is participating as an underwriter in this offering. The address of Rus Lux Limited is 4th Floor, West Wing, Trafalgar Court, Admiralty Park, St. Peter Port, Guernsey GY1 2JA, Channel Islands.

(4)

Consists only of options to acquire ordinary shares from Luxoft SOP Company S.A. Pursuant to rules of the Securities and Exchange Commission on beneficial ownership, shares underlying vested options are also deemed to be owned by IBS Group.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationship with IBS Group

Our principal shareholder is IBS Group. IBS Group’s global depositary receipts are listed on the Frankfurt Stock Exchange. IBS Group’s business consists of two primary segments: IT services and software development. We comprise IBS Group’s entire software development segment. As described in more detail below, historically, IBS Group’s business segments have been operated on a substantially independent basis, with the exception of certain financing arrangements and limited service agreements, equipment purchases and leasing arrangements. We continue to provide to and purchase from IBS Group certain services on a limited basis in the ordinary course of our business on terms similar to those in arm’s-length transactions, but will not continue to obtain financing from IBS Group. Following the completion of this offering, IBS Group will beneficially own [***] of our outstanding ordinary shares and [***] of our voting power, or [***] of our outstanding ordinary shares and [***] of our voting power if the underwriters exercise their over-allotment option in full.

Provision of services

We have previously entered into, and continue to enter into a number of agreements with IBS Group affiliates for the provision to IBS Group affiliates of software development services, recruitment services, consulting services and services related to staffing and creating dedicated delivery centers. The majority of these agreements are framework agreements entered into for an indefinite term or for a term ranging from two to three years. Our framework recruitment services agreements are for a term of one year and are subject to automatic renewal unless either party terminates the agreement in advance. Our framework services agreements are on a mutually non-exclusive basis and contain neither minimum purchase requirements nor service commitments. The services agreements contain customary limitations on liability and indemnification provisions, and are subject to customary termination provisions. Each project under these framework agreements is governed by an individual statement of work. In the aggregate, our sales of services to IBS Group affiliates amounted to $3.4 million, $4.9 million and $8.0 million for the years ended March 31, 2011, 2012 and 2013, respectively. Following the closing of this offering, we will continue providing services to IBS Group affiliates on a regular basis in the ordinary course of our business.

Purchase of services

We have previously entered into, and continue to enter into a number of written agreements and several arrangements with IBS Group affiliates for the purchase of IT and telecom services, management services, marketing services and consulting services from the affiliates of IBS Group. The agreements are for an initial term of one year subject to automatic renewal upon the expiration of each subsequent year unless either party terminates the agreements. The agreements also contain customary termination provisions, are on a mutually non-exclusive basis and contain neither minimum purchase requirements nor service commitments. The agreements contain customary limitations on liability and indemnification provisions. In the aggregate, our purchases of services from IBS Group affiliates, excluding lease of premises described separately, amounted to $0.7 million, $0.5 million and $0.5 million for the years ended March 31, 2011, 2012 and 2013, respectively. Following the closing of this offering, we will continue purchasing IT and telecom and other services from IBS Group affiliates on a regular basis in the ordinary course of our business.

Purchase of equipment

We have previously entered into, and continue to enter into several agreements for the purchase of software, computers and related components and other equipment from IBS Group affiliates.

SHARES ELIGIBLE FOR FUTURE SALE

Following this offering, we will have an aggregate of [***] Class A ordinary shares and [***] Class B ordinary shares outstanding. Of these shares, the [***] Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the U.S. Securities Act of 1933, unless purchased by “affiliates”, as that term is defined under Rule 144 of the U.S. Securities Act of 1933, who may sell only the volume of shares described below and whose sales would be subject to additional restrictions described below. The remaining [***] Class A and [***] Class B shares, representing [***] of our outstanding shares, will be held by our existing shareholders. These shares will be “restricted securities” as that phrase is defined in Rule 144. Subject to certain contractual restrictions, including the lock-up agreements described below, holders of restricted shares will be entitled to sell those shares in the public market pursuant to an effective registration statement under the U.S. Securities Act of 1933 or if they qualify for an exemption from registration under Rule 144. Sales of these shares in the public market after the restrictions under the lock-up agreements lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Lock-up agreements

We and our executive officers, directors, the selling shareholder and certain shareholders and optionholders, representing collectively substantially all of our outstanding ordinary shares, have agreed with the underwriters, subject to limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, directly or indirectly, or otherwise dispose of any ordinary shares or any securities convertible into or exchangeable for ordinary shares or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares or cause a registration statement covering any Class A ordinary shares to be filed, except for the Class A ordinary shares offered in this offering without the prior written consent of the designated representatives of the underwriters, for a period of 180 days after the date of this prospectus. See “Underwriting.”

Eligibility of restricted shares for sale in the public market

The [***] Class A and [***] Class B ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject to volume restrictions discussed below under “—Rule 144.” Pursuant to the Amended Memorandum and Articles of Association, a Class B ordinary share will generally convert automatically into a Class A ordinary share upon a transfer of such Class B ordinary share.

Rule 144

In general, a person who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale and are current in filing our reports. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or at any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

• 1% of the number of our Class A ordinary shares then outstanding; or

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives have severally agreed to purchase from us and the selling shareholder the following respective number of Class A ordinary shares at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number
Underwriters	of Shares
UBS Limited
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
VTB Capital plc
Cowen and Company, LLC
Total	[***]

The underwriting agreement provides that the obligations of the several underwriters to purchase the Class A ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the Class A ordinary shares offered by this prospectus, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

We and the selling shareholder have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

VTB Capital plc, is part of VTB Capital Group, one of the leading investment banking organizations in Russia and Europe principally engaged in providing securities brokerage, investment banking and related financial services to institutions and corporations. VTB Capital plc will sell ordinary shares to U.S. investors through its U.S. registered “broker-dealer”, which was registered as a broker-dealer in September 2011.

Commissions and discounts

We have been advised by the representatives of the underwriters that the underwriters will offer the Class A ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $     per share under the public offering price. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms. This offering of the Class A ordinary shares by the underwriters is subject to receipt and acceptance by the underwriters of the Class A ordinary shares offered hereby and subject to the underwriters’ right to reject any order in whole or in part.

The underwriting discounts and commissions per share are equal to the public offering price per share less the amount paid by the underwriters to us or the selling shareholder per share. We and the selling shareholder have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ option to purchase additional shares from us or the selling shareholder:

Total Fees
		Without Exercise of	With Full Exercise of
		Option to Purchase	Option to Purchase
	Per Share	Additional Shares	Additional Shares

Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling shareholder	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.3 million, which includes an amount of approximately $0.2 million that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering. We have agreed with the underwriters to pay all fees and expenses related to the review and qualification of this offering by the Financial Industry Regulatory Authority, Inc. (“FINRA”) and “blue sky” expenses and the cost of any aircraft chartered in connection with the road show for this offering.

Option to purchase additional shares

We and the selling shareholder have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to [***] additional Class A ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase from us and the selling shareholder approximately the same percentage of these additional Class A ordinary shares as the number of Class A ordinary shares to be purchased by it from us and the selling shareholder in the above table bears to the total number of Class A ordinary shares offered by this prospectus. We and the selling shareholder will be obligated, pursuant to the option, to sell these additional Class A ordinary shares to the underwriters to the extent the option is exercised. If any additional Class A ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the initial shares referred to in the above table are being offered.

No sales of similar securities

Each of our officers and directors, the selling shareholder, certain other shareholders and option- holders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any Class A ordinary shares or other securities convertible into or exchangeable or exercisable for our Class A ordinary shares or derivatives thereof owned by these persons, prior to this offering or Class A ordinary shares issuable upon exercise of options or warrants held by these persons, or make any public announcement of an intention to effect any such transaction, for a period of 180 days after the date of this prospectus, subject to certain exceptions. We have entered into a similar agreement with UBS Limited, as representative of the underwriters, subject to certain exceptions.

Consent for the restricted transactions described above may be given by UBS Limited, as the representative of the underwriters, at any time without public notice, except in the case of a consent given to any of our officers or directors, in which case we will be required to announce such a consent in a press release at least two business days prior to the effective date of the consent if we are notified by at least three business days in advance thereof. There are no agreements between the representatives, on the one hand, and our officers, directors or the selling shareholder, on the other hand, releasing them from these lock-up agreements prior to the expiration of the 180-day period.

[***]

Class A Ordinary Shares

     , 2013

UBS Investment Bank		Credit Suisse		J.P. Morgan
	VTB Capital		Cowen and Company

Until             , 2013 (the 25th day after the date of this prospectus), all dealers that effect transactions in our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The Company requests that the foregoing correspondence receive confidential treatment pursuant to Rule 406 and 17 C.F.R. § 200.83. Furthermore, the Company requests that each of the items listed below be withheld from public availability pursuant to 5 U.S.C. § 552(b)(4) (the “FOIA”), and the exemption provided thereunder for “trade secrets and commercial or financial information obtained from a person and privileged or confidential” (“Exemption (b)(4)”), 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4):

•                  This correspondence letter and any subsequent letters regarding this correspondence;

•                  Any memoranda, notes, correspondence or other writings made by any member or employee of the SEC relating to the contents of this letter, or any conference or telephone call with respect thereto; and

•                  Any copies or extracts of the foregoing.

The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review.  The Company provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*      *      *

If you have any questions or would like any further information, please contact Joshua Kiernan at +44 (20) 7532-1408 or Patrick Rosenthal at (212) 819-8971.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the self-addressed envelope provided.

Sincerely,

/s/ White & Case LLP

White & Case LLP

JK; PR; YN

Enclosures

cc:                                Roman Yakushkin, Chief Financial Officer, Luxoft Holding, Inc